



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05046551

March 3, 2005

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/3/2005

Kimberly L. Wilkinson
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-2562

Re: Safeway Inc.
Incoming letter dated January 17, 2005

Dear Ms. Wilkinson:

This is in response to your letter dated January 17, 2005 concerning the shareholder proposal submitted to Safeway by Victor Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Victor Rossi
P.O. Box 249
Boonville, CA 95415

LATHAM&WATKINS LLP

505 Montgomery Street, Suite 2000
San Francisco, California 94111-2562
Tel: (415) 391-0600 Fax: (415) 395-8095
www.lw.com

January 17, 2005

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: **Safeway Inc.: Board of Director Compensation Stockholder Proposal by Victor Rossi**

Ladies and Gentlemen:

We are writing on behalf of our client Safeway Inc. ("Safeway"), a Delaware corporation, to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude a shareholder proposal and supporting statement from Safeway's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). Mr. Victor Rossi (the "Proponent") submitted the proposal and its supporting statement (collectively, the "Proposal").

The Proposal requests that Safeway's board of directors ("Board") amend Safeway's governing instruments to require that at least fifty percent (50%) of the compensation of each board member be restricted common stock, which shall be held until the board member retires from the Board. We respectfully request on behalf of Safeway confirmation that the Staff not recommend any enforcement action if the Proposal is omitted from Safeway's 2005 Proxy Materials. Safeway believes that the Proposal may be properly omitted from the 2005 Proxy Materials under Rule 14a-8(i)(10) because Safeway has substantially implemented the Proposal.

In accordance with Rule 14a-8(j), we have enclosed (a) an original and five copies of this letter setting forth Safeway's reasons for omitting the Proposal, (b) six copies of the Proponent's September 8, 2004 letter which includes the Proposal (attached as Exhibit A), Safeway's letters dated January 3, 5 and 12, 2005 requesting that Mr. Rossi withdraw voluntarily his proposal (attached as Exhibit B, C and D, respectively), and Mr. Rossi's fax received by Safeway on January 5, 2005 requesting a copy of Safeway's director compensation program (attached as

Exhibit E). By a copy of this letter, we notify the Proponent on behalf of Safeway of Safeway's intention to omit the Proposal from its 2005 Proxy Materials.

A. The Proposal.

Simply stated, the Proposal purports to align the incentives of Safeway's Directors and shareholders by requiring that fifty percent of each Director's compensation be common stock that cannot be sold while the Director serves on the Board. Specifically, the Proposal requests that the Board adopt the following:

> "The shareholders of Safeway request the board of directors to take the necessary steps to amend the company's governing instruments to adopt the following: Beginning in the 2006 fiscal year at least 50% of the compensation of each board member shall be restricted common stock of Safeway . This restricted stock shall be held until the board member retires from our board of directors."[1]

According to the supporting statement the Proposal was submitted because "[t]here is no better way to align management's compensation with the shareholder's interest than to have to own the common stock."

B. The Safeway Director Compensation Policy.

Safeway believes that aligning Board compensation and performance can enhance performance and has applied this philosophy to its Board compensation methodology. On June 2, 2004, Safeway adopted a new compensation policy for its Board of Directors whereby it requires that fifty percent (50%) of each Director's aggregate annual cash compensation, (all cash remuneration payable to a director for services as a director, including service on committees) be deferred into a stock account pursuant to the terms of the Deferred Compensation Plan for Safeway Non-Employee Directors (the "Deferred Compensation Plan"). The aggregate value of a director's stock account is not payable to a Director until such Director's service as a Director terminates. The Board resolutions reflecting the adoption of this policy are attached hereto as Exhibit F, and the Deferred Compensation Plan, as amended and restated on June 2, 2004, is attached hereto as Exhibit G. Safeway's policy regarding Director compensation and the mandatory deferral of 50% of such compensation into common stock of Safeway will be described in Safeway's 2005 Proxy Materials.

Safeway's non-employee Directors receive an annual fee for serving as Directors, in addition to fees for service as chairman or a member of a Board committee, all of which is payable on a quarterly basis. Safeway's officers do not receive additional compensation for their service as Directors. Pursuant to Section 3.4 of the Deferred Compensation Plan, each calendar quarter a non-employee Director's stock account is credited with a number of shares of common stock of Safeway that could have been purchased during the quarter with the compensation

---

[1] We have attempted to reproduce the punctuation of the Proposal as it appears in the original, please see Exhibit A for an exact copy.

deferred during the quarter. The number of shares credited to a Director's stock account is based on the average of the closing price of Safeway's common stock on each business day during the last month of the applicable quarter. Pursuant to Section 3.3 of the Deferred Compensation Plan, the compensation held in a Director's stock account is restricted and is payable only upon the termination of the Director's Board service. We note that the Deferred Compensation Plan also gives Safeway's non-employee Directors the option of electing to defer more than 50% of their compensation into common stock of Safeway, and most of the directors have elected to do so. Because Safeway's Directors currently are required to defer at least 50% of their cash compensation into common stock of Safeway, and that compensation is not payable until a Director's service as a Director is terminated, Safeway believes it has substantially implemented the Proposal. Safeway provided the proponent with the opportunity to voluntarily withdraw his proposal, which, to date, he has not done.

C. Rule 14a-8(i)(10) – Safeway Has Already Substantially Implemented the Proposal.

The Staff has taken the position that a "determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Cisco Systems, Inc.* (August 11, 2003) (citing *Texaco, Inc.* (March 28, 1991)).

For example, in Cisco Systems, Inc., the Staff concurred in the exclusion of a proposal to require the directors to implement a performance based compensation plan for executive officers to align pay with shareholder interests. In that case, the Staff concurred that Cisco Systems, Inc. had already considered the issue, approved it, and implemented it through its performance incentive plan. Cisco System, Inc.'s sole evidence was a description of its performance incentive plan in comparison to the proposal – a comparison which favorably demonstrated that the guidelines of the proposal were already met.

As in Cisco Systems, Inc., Safeway's policy regarding the mandatory deferral of 50% of a Director's compensation into common stock of Safeway appears to be the same as what is called for by the Proposal, except that Safeway does not issue the actual shares to the Director and rather holds the shares in a stock account in the Director's name pursuant to the Deferred Compensation Plan. Following termination of the Director's service as a Director, the aggregate value of the common stock held in the Director's stock account is payable to the Director in cash. This difference is cosmetic. In both the Safeway policy and the Proposal, 50% of a Director's compensation is in the form of restricted common stock, and as a result, the value of that compensation to a Director is directly tied to the trading price of the Company's common stock on the New York Stock Exchange ("NYSE"). According to the Proposal, this is exactly what the Proponent is attempting to achieve. Furthermore, pursuant to the Deferred Compensation Plan, a Director is only entitled to receive the aggregate value of his or her stock account upon his or her termination from the Board. If, however, the Staff determines that the difference between the Safeway policy and the Proposal is more than cosmetic, such a finding would not preclude exclusion under Rule 14a-8(i)(10).

The "substantially implemented" standard of Rule 14a-8(i)(10) replaced the predecessor rule allowing omission of a proposal that was "moot" and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See* SEC Release No. 34-20091 (August 16, 1993?). It is well established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., Masco Corporation* (avail. March 29, 1999). Thus, while Safeway does not believe there are any meaningful differences between the Safeway Policy and the Proposal, even if there were differences, they are in no way substantive and would not preclude exclusion under Rule 14a-8(i)(10).

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(10). Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposal from its 2005 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (415) 395-8087 or Scott Haber at (415) 395-8137.

Very truly yours,

Kimberly L. Wilkinson

Kimberly L. Wilkinson
of LATHAM & WATKINS LLP

Enclosures

cc: Victor Rossi
Linda Sayler, Esq.

EXHIBIT A

PROPOSAL AND RELATED DOCUMENTS

SEP 0 9 2004

Victor Rossi
P.O. Box 249
Boonville, Ca. 95415

September 8, 2008

Safeway
Linda C. Sayler - Corp. Secretary
5918 Stoneridge Mall Road
Pleasanton , Ca. 94588-3229

VICTOR ROSSI PROPOSAL TO BE SUBMITTED IN THE 2005 SAFEWAY PROXY MATERIAL

The shareholders of Safeway request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following : Beginning in the 2006 fiscal year at least 50% of the compensation of each board member shall be restricted common stock of Safeway . This restricted stock shall be held until that board member retires from our board of directors .

Victor Rossi holder of 235 common shares of Safeway , Certificate # SWY 84289 12/31/01 .Victor Rossi has held these shares continuously for the required amount of time and intends to own these shares through the date of the 2005 annual meeting .

SUPPORTING STATEMENT

There is no better way to align management's compensation with the shareholder's interest than to have to own the common stock .

Victor Rossi
Victor Rossi


ROSSI HWDE
PO BOX 240
BOONVILLE CA 95415
CERTIFIED MAIL
'08 9538
0000011018
POSTALIA 294766
04.05
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CA
Express - Incoming
ROUTE: 5 DROP: 041
QTY: 1 ROOM:
BLDG: GW
MAIL CODE: GW-5041 C. LEGAL
NAME: BAYLER LINDA
PBMS TRACKING NUMBER
09-09-2004
Safeway
Linda C. Bayler - Corp. Secretary
5918 Stoneridge Mall Road
Pleasanton, CA. 94588-3229

EXHIBIT B

LETTER FROM SAFEWAY TO MR. ROSSI SENT JANUARY 3, 2005


SAFEWAY INC.
5918 STONERIDGE MALL ROAD
PLEASANTON, CA 94588-3229

Direct: (925) 467-3912
Facsimile: (925) 467-3214

January 3, 2005

BY CERTIFIED MAIL

Mr. Victor Rossi
P.O. Box 249
Boonville, CA 95415

Re: Stockholder Proposal

Dear Mr. Rossi:

This will acknowledge receipt of your letter submitting the following proposal for consideration at Safeway Inc.'s 2005 Annual Meeting of Stockholders:

The shareholders of Safeway request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following: Beginning in the 2006 fiscal year at least 50% of the compensation of each board member shall be restricted common stock of Safeway. This restricted stock shall be held until that board member retires from our board of directors.

This is to advise you that on June 2, 2004, the Safeway Board of Directors adopted a new Director compensation program, pursuant to which at least 50% of each Director's annual cash compensation must be deferred into stock units. The Director's automatic deferred stock account will be payable to the Director *only* upon his/her termination of service as a Director with Safeway. The Deferred Compensation Plan for Safeway Non-Employee Directors describing the new program was filed with the Securities and Exchange Commission as Exhibit 10(iii).32 to Safeway's Quarterly Report on Form 10-Q for the quarterly period ending June 19, 2004.

Under the terms of the Company's revised compensation program, the Directors' compensation is deferred into stock units that are restricted in that they are not settled for cash until the Director leaves the Board. Thus, the program is substantially similar to, and has the same effect as what is called for by, your proposal. As such, we believe that Safeway has substantially implemented your proposal and we are requesting that you withdraw it.

By countersigning this letter and returning a copy to the undersigned in the enclosed envelope, Victor Rossi hereby voluntarily withdraws his proposal dated September 8, 2004 from consideration at the Safeway 2005 annual meeting.


Recycled
Paper

Please feel free to contact me if you have any questions.

Very truly yours,

Linda C. Sayler
Corporate Secretary

cc: Kirsten Richesson (Latham & Watkins)
Bob Gordon, General Counsel

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

7001 0320 0005 0578 1571

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent w/ SASE envelope to Return.

Sent To: Victor Rossi
Street, Apt. No.; or PO Box No.: PO Box 249
City, State, ZIP+4: Boonville CA 95415

PS Form 3800, January 2001 — See Reverse for Instructions

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
Victor Rossi
PO Box 249
Boonville, CA 95415

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name): Emil Rossi
C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

[Postmark: USPS BOONVILLE CA 95415 JAN -4 2005]

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label): 7001 0320 0005 0578 1571

PS Form 3811, August 2001 — Domestic Return Receipt — 2ACPRI-03-Z-0985

EXHIBIT C

LETTER FROM SAFEWAY TO MR. ROSSI
SENT JANUARY 5, 2005

SAFEWAY LEGAL DIV.

JOB #120

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	STATUS
001	1/05	3:01P	917078953261	EC--S	05' 05"	008	OK



FACSIMILE

CONFIDENTIAL

Date: January 5, 2005

Number of pages inc. cover sheet: 8

To: Victor Rossi

Phone:

Fax phone: (707) 895-3261

From: Linda Sayler
Corporate Secretary
Legal Division
Phone: (925) 467-3912
Fax phone: (925) 467-3214

REMARKS: ☐ Urgent ☒ For your review ☐ Reply ASAP ☐ Please comment


SAFEWAY INC.
5918 STONERIDGE MALL ROAD
PLEASANTON, CA 94588-3229

Direct: (925) 467-3912
Facsimile: (925) 467-3214

January 5, 2005

BY FAX (707-895-3261)

Mr. Victor Rossi
P.O. Box 249
Boonville, CA 95415

Re: Stockholder Proposal

Dear Mr. Rossi:

In response to your fax of today, I enclose a copy of the Deferred Compensation Plan for Safeway Non-Employee Directors (the "Plan"). As stated in my letter to you dated January 3, 2005, the Plan was filed with the Securities and Exchange Commission as Exhibit 10(iii).32 to Safeway's Quarterly Report on Form 10-Q for the quarterly period ending June 19, 2004.

I direct your attention to the definition of "Automatic Deferral", Section 3.1, the last sentence of Section 3.3, and Section 3.4 of the Plan, which sections specifically address the deferral of 50% of each director's annual compensation into stock units. After reading the Plan, I anticipate that you will agree that the program is substantially similar to what you requested in your stockholder proposal and, thus, has been substantially implemented by Safeway.

By countersigning this letter and returning a copy to the undersigned in the envelope we previously provided to you, Victor Rossi hereby voluntarily withdraws his proposal dated September 8, 2004 from consideration at the Safeway 2005 annual meeting.

Please feel free to contact me if you have any questions.

Very truly yours,

Linda C. Sayler
Corporate Secretary

Countersignature:

____
Victor Rossi

Date: ____________________


Recycled
Paper

DEFERRED COMPENSATION PLAN FOR SAFEWAY NON-EMPLOYEE DIRECTORS

(Amended and Restated June 2, 2004)

ARTICLE I

1.1 Name and Purpose. The name of this plan is the "Deferred Compensation Plan for Safeway Directors" (the "Plan"). Its purpose is to provide non-employee Directors of the Company with increased flexibility in timing the receipt of board service fees and to assist the Company in attracting and retaining qualified individuals to serve as Directors. The Plan was adopted by the Board of Directors on December 21, 1994 and amended and restated effective June 2, 2004.

1.2 Definitions. Whenever used in this Plan, the following terms shall have the meaning set forth below:

(a) "Automatic Deferral" means the automatic deferral of fifty percent of a Director's Compensation as described in Section 3.1 below.

(b) "Board" means the Board of Directors of the Company.

(c) "Closing Price" means the closing price of the Company's Common Stock as reported in *The Wall Street Journal*.

(d) "Common Stock" means the Common Stock, par value $.01 per share, of Safeway Inc.

(e) "Company" means Safeway Inc.

(f) "Compensation" means all remuneration paid to a Director for services as a Director other than reimbursement for expenses and shall include, but not be limited to, monthly fees for service and fees for attendance at meetings.

(g) "Director" means any individual serving on the Board, who is not an employee of the Company or any of its direct or indirect subsidiaries.

(h) "Elective Deferral" means a Participant's elective deferral as described in Section 3.2 below.

(i) "Participant" means a Director who receives Compensation from the Company in any Plan Year.

(j) "Plan Administrator" means a committee consisting of one or more senior executives of the Company designated by the Chief Executive Officer of the Company.

(k) "Plan Year" means the calendar year.

ARTICLE II

2.1 Participation in the Plan. Any individual who is a Director as defined in Section 1.2(g) shall participate in the Plan.

ARTICLE III

3.1 Automatic Deferrals. Payment of fifty percent of a Director's Compensation for each Plan Year shall automatically be deferred under the Plan, beginning with the 2005 Plan Year for Directors serving on the Board as of June 3, 2004 and with the 2004 Plan Year for Directors who are first elected or appointed to the Board after June 3, 2004.

3.2 Election to Defer. Each Director may elect annually to have payment of all or any portion of his or her Compensation, in excess of the amount subject to the Automatic Deferral, for that Plan Year deferred. No election to defer under this Plan may be made after December 31 of the year preceding the Plan Year during which Compensation would otherwise be paid. An election to defer any Compensation shall be in writing and shall be delivered to the Plan Administrator. An election to defer shall be irrevocable by the Director and shall be effective for the Plan Year or Plan Years immediately following the date on which it was filed as set forth in the written election to defer. In the absence of a written election to defer filed by a Director with the Plan Administrator, his or her Compensation remaining after the Automatic Deferral will be paid directly to the Director. Notwithstanding the foregoing, a Director who is first appointed or elected to the Board in a Plan Year may elect to defer under the Plan all or a portion of his or her Compensation, in excess of the amount subject to the Automatic Deferral, with respect to such Compensation earned on and after the first day of the month next following the date such Director completes and returns the written election to defer to the Company, provided that such election is made within 30 days after the date the Director is first elected or appointed to the Board.

3.3 Special Distribution Election. Each Participant may elect that Compensation deferred pursuant to an Elective Deferral will be paid in January of a specified year in the future that is at least twelve months from the last day of the Plan Year in which the deferred Compensation would otherwise have been paid to the Participant; provided, however, that if the Participant ceases to be a Director prior to such specified year, the Participant's account will be paid as soon as practicable following the date on which the Participant ceases to be a Director. Compensation deferred pursuant to an Automatic Deferral is payable only upon the Participant's termination of service with the Company as a Director.

3.4 Mode of Deferral. Payment of a Participant's Compensation deferred pursuant to an Automatic Deferral shall be deferred by means of a stock credit. Payment of a Participant's Compensation deferred pursuant to an Elective Deferral may be deferred by means of a cash credit, a stock credit or a combination of the two as the Participant shall elect in writing at the same time as the election provided for in Section 3.2. If a Participant fails to make an election as to the mode of deferral of his or her Elective Deferral, he or she shall be deemed to have elected deferral by means of a cash credit. Cash credits and stock credits shall be recorded in accounts established in Participants' names on the books of the Company.

(a) Cash Credits. If the Elective Deferral is deferred wholly or partly by means of a cash credit, the Participant's cash credit account shall be credited, as of the last day of the calendar quarter, with the dollar amount of Compensation deferred during the quarter by means of a cash credit. As of the last day of each calendar quarter, the Participant's cash credit account shall also be credited with interest equivalent in an amount determined by applying to the balance in the account as of the first day of the quarter (less any distributions during the quarter) an interest rate for such quarter which, when annualized, shall be the prime rate of Bankers Trust Company or such other rate as the Plan Administrator may designate, as of the first business day of the quarter. Interest shall be calculated on the actual number of days in the quarter based upon a 360-day year.

(b) Stock Credits. The Participant's stock credit account shall be credited, as of the last day of the calendar quarter with a Common Stock equivalent equal to the number of shares of Common Stock (including fractions of a share) that could have been purchased at the average of the Closing Price of Common Stock on each business day during the last month of the calendar quarter with the amount of the Compensation deferred during the quarter by means of a stock credit. As of the date any dividend is paid to holders of Common Stock, the Participant's stock credit account shall also be credited with an additional Common Stock equivalent equal to the number of shares of Common Stock (including fractions of a share) that could have been purchased at the Closing Price of Common Stock on such date with the dividend paid on the number of shares of Common Stock to which the Participant's stock credit account is then equivalent. In case of dividends paid in property, the dividend shall be deemed to be the fair market value of the property at the time of distribution of the dividend, as determined by the Plan Administrator.

3.5 Distribution of Credits.

(a) If a Participant has elected payment in a specified year under Section 3.3, distribution of his or her accounts will only be made in a single lump sum payment. Otherwise, unless a Participant has elected to receive installment payments as provided below or if the Participant fails to make any election with respect to distribution of his or her accounts, payment of a Participant's accounts shall be made in a single lump sum as soon as practicable following the end of the Plan Year in which the Participant ceases to be a Director.

(b) At the election of the Participant made in writing and delivered to the Plan Administrator at least twelve months prior to the date his or her accounts would otherwise be distributed, distribution of his or her accounts, commencing as soon as practicable following the end of the Plan Year in which the Participant ceases to be a Director, shall be made in any number of annual installments not exceeding ten. Any such election, unless made irrevocable by its terms, may be changed by written notice to the Plan Administrator at least twelve months prior to the date his or accounts otherwise would be distributed.

(c) Distribution of a Participant's cash credit and stock credit accounts shall be made in cash. The amount of the distribution for stock credit accounts shall be determined by multiplying the number of shares of Common Stock attributable to the distribution by the average of the Closing Price of Common Stock on each business day in the month of December immediately prior to the Plan Year in which the installment is to be paid.

3.6 Adjustment. If at any time the number of outstanding shares of Common Stock shall be increased as the result of any stock dividend, subdivision or reclassification of shares, the number of shares of Common Stock to which each Participant's stock credit account is equivalent shall be increased in the same proportion as the outstanding number of shares of Common Stock is increased, or if the number of outstanding shares of Common Stock shall at any time be decreased as the result of any combination or reclassification of shares, the number of shares of Common Stock to which each Participant's stock credit account is equivalent shall be decreased in the same proportion as the outstanding number of shares of Common Stock is decreased. In the event the Company shall at any time be consolidated with or merged into any other corporation and holders of the Company's Common Stock receive common shares of the resulting or surviving corporation, there shall be credited to each Participant's stock credit account, in place of the shares then credited thereto, a stock equivalent determined by multiplying the number of common shares of stock given in exchange for a share of Common Stock upon such consolidation or merger, by the number of shares of Common Stock to which the Participant's account is then equivalent. If in such a consolidation or merger, holders of the Company's Common Stock shall receive any consideration other than common shares of the resulting or surviving corporation, the Plan Administrator, in its sole discretion, shall determine the appropriate change in Participants' stock credit accounts.

3.7 Installment Amount. In the event a Participant has elected to receive distribution of his or her accounts in more than one installment, the amount of each installment shall be determined by multiplying the current balance (denominated in cash units for the portion elected to be deferred as cash credits and denominated in stock units for the portion deferred or elected to be deferred in stock credits) in the accounts as determined under Section 3.4, by a fraction, the numerator of which is one, and the denominator of which is the number of installments yet to be paid. With respect to cash credits, interest shall continue to be credited in accordance with Section 3.4 during the payment period.

3.8 Distribution upon Death. In the event of the death of a Participant, whether before or after ceasing to serve as a Director, any cash credit account and stock credit account to which he or she was entitled, shall be converted to cash and distributed in a single lump sum to such person or persons or the survivors thereof, including corporations, unincorporated associations or trusts, as the Participant may have designated. All such designations shall be made in writing signed by the Participant and delivered to the Plan Administrator. A Participant may from time to time revoke or change any such designation by written notice to the Plan Administrator. If there is no unrevoked designation on file with the Plan Administrator at the time of the Participant's death, or if the person or persons designated therein shall have all predeceased the Participant or otherwise ceased to exist, such distributions shall be made in accordance with the Participant's will or in the absence of a will, to the administrator of the Participant's estate. Any distribution under this Section 3.8 shall be made as soon as practicable following the end of the fiscal quarter in which the Plan Administrator is notified of the Participant's death. In this case, a Participant's stock credit account shall be converted to cash by multiplying the number of whole and fractional shares of Common Stock to which the Participant's stock credit account is equivalent by the average of the Closing Price of Common Stock on each business day during the last month of the calendar quarter prior to the date of death.

3.9 Withholding Taxes. The Company shall deduct from all distributions under the Plan any taxes required to be withheld by federal, state or local governments.

ARTICLE IV

4.1 Plan Administrator. The Plan Administrator shall have full power and authority to administer the Plan including the power to promulgate forms to be used with regard to the Plan, the power to promulgate rules of Plan administration, the power to settle any disputes as to rights or benefits arising from the Plan, and the power to make such decisions or take such actions as the Plan Administrator, in its sole discretion, deems necessary or advisable to aid in the proper maintenance of the Plan.

ARTICLE V

5.1 Funding. No promise hereunder shall be secured by any specific assets of the Company, nor shall any assets of the Company be designated as attributable or allocated to the satisfaction of such promises. In addition, amounts deferred pursuant to the terms of the Plan and income attributable to such amounts shall remain (until distributed in accordance with the terms of the Plan) solely the property of the Company, subject to the claims of the Company's general creditors.

ARTICLE VI

6.1 Non-alienation of Benefits. No benefit under the Plan shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or charge; and any attempt to do so shall be void. No such benefit shall, prior to receipt thereof by the Participant, be in any manner liable for or subject to the debts, contracts, liabilities, engagements, or torts of the Participant.

6.2 Domestic Relations Orders. If a court of competent jurisdiction determines pursuant to a judgment, order or approval of a marital property settlement agreement that all or any portion of the benefits payable under the Plan to a Participant constitute community property of the Participant and his or her spouse or former spouse (hereafter, the "Alternate Payee") or property which is otherwise subject to division by the Participant and the Alternate Payee, a division of such property shall not constitute a violation of Section 6.1, and any portion of such property may be paid or set aside for payment to the Alternate Payee. The preceding sentence of this Section 6.2, however, shall not create any additional rights and privileges for the Alternate Payee (or the Participant) not already provided under the Plan; in this regard, the Administrator shall have the right to refuse to recognize any judgment, order or approval of a martial property settlement agreement that the Administrator it its sole discretion determines provides for any additional rights and privileges not provided under the Plan, including without limitation provisions relating to form and time of payment.

ARTICLE VII

7.1 Delegation of Administrative Duties. Administrative duties imposed by this Plan may be delegated by the Plan Administrator or the individual charged with such duties.

7.2 Governing Law. This Plan shall be governed by the laws of the State of Delaware.

7.3 Amendment, Modification and Termination of the Plan. The Plan Administrator at any time may terminate and in any respect, amend or modify the Plan.

IN WITNESS WHEREOF, the Board has caused this amended and restated Plan to be executed by a duly authorized officer of the Company this 16th day of July 2004.

SAFEWAY INC.

By: [signature]

Name: Robert A. Gordon

Its: Senior Vice President & General Counsel

#616634
defcmp.Dir.Amd.04

LATHAM&WATKINS LLP

EXHIBIT D

LETTER FROM SAFEWAY TO MR. ROSSI SENT JANUARY 12, 2005

SAFEWAY LEGAL DIV.

JOB #282

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	STATUS
001	1/12	3:22P	917078953261	EC--S	01'21"	003	OK

SAFEWAY INC. 5918 Stoneridge Mall Road Pleasanton, CA 94588-3229

FACSIMILE

CONFIDENTIAL

Date: January 12, 2005

Number of pages inc. cover sheet: 3

To: Victor Rossi,

Phone:

Fax phone: (707) 895-3261

From: Linda Sayler

Corporate Secretary

Legal Division

Phone: (925) 467-3912

Fax phone: (925) 467-3214

REMARKS: ☐ Urgent ☒ For your review ☐ Reply ASAP ☐ Please comment

EXECUTIVE OFFICES
SAFEWAY INC.
5918 STONERIDGE MALL ROAD
PLEASANTON, CA 94588-3229

Direct: (925) 467-3912
Facsimile: (925) 467-3214

January 12, 2005

BY FAX (707-895-3261)

Mr. Victor Rossi
P.O. Box 249
Boonville, CA 95415

Re: Stockholder Proposal

Dear Mr. Rossi:

Per my letters to you dated January 3 and 5, 2005, and for the reasons set forth in those letters, we have requested that you withdraw voluntarily your proposal from consideration at Safeway's 2005 Annual Meeting. In my letter of January 5, 2005, I provided to you the information you requested regarding Safeway's Director compensation program.

In the event you fail to withdraw your proposal, we continue to reserve our right to seek no-action relief from the Staff of the Securities and Exchange Commission with respect to the proposal. In order to avoid our submitting a no-action request to the Commission to exclude your proposal, we must receive your voluntary withdrawal no later than 5:00 p.m., Pacific Time, on Thursday, January 13, 2005. You may voluntarily withdraw your proposal by countersigning of my letter of January 5 to you or by countersigning this letter and returning a copy to me.

I look forward to your prompt response in this matter. If you would like to discuss it further, please do not hesitate to contact me.

Very truly yours,

Linda C. Sayler
Corporate Secretary

Countersignature:

____
Victor Rossi

Date: ____________________


Recycled
Paper

cc: Kirsten Richesson (Latham & Watkins)
Bob Gordon, General Counsel

EXHIBIT E

FAX FROM MR. ROSSI TO SAFEWAY RECEIVED JANUARY 5, 2005

From : Victor Rossi
FAX: 707 895 3261

JAN 05 2005

To: Linda C. Szyler
FAX: 925 467-3214

Concerning my shareholder resolution, Please send me a copy of the text of the New Director compensation program. Then I will consider withdrawing my shareholder resolution.

Yours Truly,

Victor Rossi

EXHIBIT F

REDACTED BOARD RESOLUTIONS

Annual Directors' Cash Compensation

* * * * *

RESOLVED FURTHER, that at least 50% of each Director's aggregate annual cash compensation shall be deferred into stock units;

RESOLVED FURTHER, that the Directors shall retain the deferral alternatives available to them under the Non-Employee Directors Deferred Compensation Plan with respect to the remaining 50% of their annual cash compensation.

Amendment of the Safeway Inc. Non-Employee Directors Deferred Compensation Plan

RESOLVED, that the Company's Non-Employee Directors Deferred Compensation Plan shall be amended to provide for the mandatory deferral into stock units of 50% of each Director's annual cash compensation;

EXHIBIT G

DEFERRED COMPENSATION PLAN FOR SAFEWAY NON-EMPLOYEE DIRECTORS

DEFERRED COMPENSATION PLAN FOR SAFEWAY NON-EMPLOYEE DIRECTORS

(Amended and Restated June 2, 2004)

ARTICLE I

1.1 Name and Purpose. The name of this plan is the "Deferred Compensation Plan for Safeway Directors" (the "Plan"). Its purpose is to provide non-employee Directors of the Company with increased flexibility in timing the receipt of board service fees and to assist the Company in attracting and retaining qualified individuals to serve as Directors. The Plan was adopted by the Board of Directors on December 21, 1994 and amended and restated effective June 2, 2004.

1.2 Definitions. Whenever used in this Plan, the following terms shall have the meaning set forth below:

(a) "Automatic Deferral" means the automatic deferral of fifty percent of a Director's Compensation as described in Section 3.1 below.

(b) "Board" means the Board of Directors of the Company.

(c) "Closing Price" means the closing price of the Company's Common Stock as reported in *The Wall Street Journal*.

(d) "Common Stock" means the Common Stock, par value $.01 per share, of Safeway Inc.

(e) "Company" means Safeway Inc.

(f) "Compensation" means all remuneration paid to a Director for services as a Director other than reimbursement for expenses and shall include, but not be limited to, monthly fees for service and fees for attendance at meetings.

(g) "Director" means any individual serving on the Board, who is not an employee of the Company or any of its direct or indirect subsidiaries.

(h) "Elective Deferral" means a Participant's elective deferral as described in Section 3.2 below.

(i) "Participant" means a Director who receives Compensation from the Company in any Plan Year.

(j) "Plan Administrator" means a committee consisting of one or more senior executives of the Company designated by the Chief Executive Officer of the Company.

(k) "Plan Year" means the calendar year.

ARTICLE II

2.1 Participation in the Plan. Any individual who is a Director as defined in Section 1.2(g) shall participate in the Plan.

ARTICLE III

3.1 Automatic Deferrals. Payment of fifty percent of a Director's Compensation for each Plan Year shall automatically be deferred under the Plan, beginning with the 2005 Plan Year for Directors serving on the Board as of June 3, 2004 and with the 2004 Plan Year for Directors who are first elected or appointed to the Board after June 3, 2004.

3.2 Election to Defer. Each Director may elect annually to have payment of all or any portion of his or her Compensation, in excess of the amount subject to the Automatic Deferral, for that Plan Year deferred. No election to defer under this Plan may be made after December 31 of the year preceding the Plan Year during which Compensation would otherwise be paid. An election to defer any Compensation shall be in writing and shall be delivered to the Plan Administrator. An election to defer shall be irrevocable by the Director and shall be effective for the Plan Year or Plan Years immediately following the date on which it was filed as set forth in the written election to defer. In the absence of a written election to defer filed by a Director with the Plan Administrator, his or her Compensation remaining after the Automatic Deferral will be paid directly to the Director. Notwithstanding the foregoing, a Director who is first appointed or elected to the Board in a Plan Year may elect to defer under the Plan all or a portion of his or her Compensation, in excess of the amount subject to the Automatic Deferral, with respect to such Compensation earned on and after the first day of the month next following the date such Director completes and returns the written election to defer to the Company, provided that such election is made within 30 days after the date the Director is first elected or appointed to the Board.

3.3 Special Distribution Election. Each Participant may elect that Compensation deferred pursuant to an Elective Deferral will be paid in January of a specified year in the future that is at least twelve months from the last day of the Plan Year in which the deferred Compensation would otherwise have been paid to the Participant; provided, however, that if the Participant ceases to be a Director prior to such specified year, the Participant's account will be paid as soon as practicable following the date on which the Participant ceases to be a Director. Compensation deferred pursuant to an Automatic Deferral is payable only upon the Participant's termination of service with the Company as a Director.

3.4 Mode of Deferral. Payment of a Participant's Compensation deferred pursuant to an Automatic Deferral shall be deferred by means of a stock credit. Payment of a Participant's Compensation deferred pursuant to an Elective Deferral may be deferred by means of a cash credit, a stock credit or a combination of the two as the Participant shall elect in writing at the same time as the election provided for in Section 3.2. If a Participant fails to make an election as to the mode of deferral of his or her Elective Deferral, he or she shall be deemed to have elected deferral by means of a cash credit. Cash credits and stock credits shall be recorded in accounts established in Participants' names on the books of the Company.

(a) Cash Credits. If the Elective Deferral is deferred wholly or partly by means of a cash credit, the Participant's cash credit account shall be credited, as of the last day of the calendar quarter, with the dollar amount of Compensation deferred during the quarter by means of a cash credit. As of the last day of each calendar quarter, the Participant's cash credit account shall also be credited with interest equivalent in an amount determined by applying to the balance in the account as of the first day of the quarter (less any distributions during the quarter) an interest rate for such quarter which, when annualized, shall be the prime rate of Bankers Trust Company or such other rate as the Plan Administrator may designate, as of the first business day of the quarter. Interest shall be calculated on the actual number of days in the quarter based upon a 360-day year.

(b) Stock Credits. The Participant's stock credit account shall be credited, as of the last day of the calendar quarter with a Common Stock equivalent equal to the number of shares of Common Stock (including fractions of a share) that could have been purchased at the average of the Closing Price of Common Stock on each business day during the last month of the calendar quarter with the amount of the Compensation deferred during the quarter by means of a stock credit. As of the date any dividend is paid to holders of Common Stock, the Participant's stock credit account shall also be credited with an additional Common Stock equivalent equal to the number of shares of Common Stock (including fractions of a share) that could have been purchased at the Closing Price of Common Stock on such date with the dividend paid on the number of shares of Common Stock to which the Participant's stock credit account is then equivalent. In case of dividends paid in property, the dividend shall be deemed to be the fair market value of the property at the time of distribution of the dividend, as determined by the Plan Administrator.

3.5 Distribution of Credits.

(a) If a Participant has elected payment in a specified year under Section 3.3, distribution of his or her accounts will only be made in a single lump sum payment. Otherwise, unless a Participant has elected to receive installment payments as provided below or if the Participant fails to make any election with respect to distribution of his or her accounts, payment of a Participant's accounts shall be made in a single lump sum as soon as practicable following the end of the Plan Year in which the Participant ceases to be a Director.

(b) At the election of the Participant made in writing and delivered to the Plan Administrator at least twelve months prior to the date his or her accounts would otherwise be distributed, distribution of his or her accounts, commencing as soon as practicable following the end of the Plan Year in which the Participant ceases to be a Director, shall be made in any number of annual installments not exceeding ten. Any such election, unless made irrevocable by its terms, may be changed by written notice to the Plan Administrator at least twelve months prior to the date his or accounts otherwise would be distributed.

(c) Distribution of a Participant's cash credit and stock credit accounts shall be made in cash. The amount of the distribution for stock credit accounts shall be determined by multiplying the number of shares of Common Stock attributable to the distribution by the average of the Closing Price of Common Stock on each business day in the month of December immediately prior to the Plan Year in which the installment is to be paid.

3.6 Adjustment. If at any time the number of outstanding shares of Common Stock shall be increased as the result of any stock dividend, subdivision or reclassification of shares, the number of shares of Common Stock to which each Participant's stock credit account is equivalent shall be increased in the same proportion as the outstanding number of shares of Common Stock is increased, or if the number of outstanding shares of Common Stock shall at any time be decreased as the result of any combination or reclassification of shares, the number of shares of Common Stock to which each Participant's stock credit account is equivalent shall be decreased in the same proportion as the outstanding number of shares of Common Stock is decreased. In the event the Company shall at any time be consolidated with or merged into any other corporation and holders of the Company's Common Stock receive common shares of the resulting or surviving corporation, there shall be credited to each Participant's stock credit account, in place of the shares then credited thereto, a stock equivalent determined by multiplying the number of common shares of stock given in exchange for a share of Common Stock upon such consolidation or merger, by the number of shares of Common Stock to which the Participant's account is then equivalent. If in such a consolidation or merger, holders of the Company's Common Stock shall receive any consideration other than common shares of the resulting or surviving corporation, the Plan Administrator, in its sole discretion, shall determine the appropriate change in Participants' stock credit accounts.

3.7 Installment Amount. In the event a Participant has elected to receive distribution of his or her accounts in more than one installment, the amount of each installment shall be determined by multiplying the current balance (denominated in cash units for the portion elected to be deferred as cash credits and denominated in stock units for the portion deferred or elected to be deferred in stock credits) in the accounts as determined under Section 3.4, by a fraction, the numerator of which is one, and the denominator of which is the number of installments yet to be paid. With respect to cash credits, interest shall continue to be credited in accordance with Section 3.4 during the payment period.

3.8 Distribution upon Death. In the event of the death of a Participant, whether before or after ceasing to serve as a Director, any cash credit account and stock credit account to which he or she was entitled, shall be converted to cash and distributed in a single lump sum to such person or persons or the survivors thereof, including corporations, unincorporated associations or trusts, as the Participant may have designated. All such designations shall be made in writing signed by the Participant and delivered to the Plan Administrator. A Participant may from time to time revoke or change any such designation by written notice to the Plan Administrator. If there is no unrevoked designation on file with the Plan Administrator at the time of the Participant's death, or if the person or persons designated therein shall have all predeceased the Participant or otherwise ceased to exist, such distributions shall be made in accordance with the Participant's will or in the absence of a will, to the administrator of the Participant's estate. Any distribution under this Section 3.8 shall be made as soon as practicable following the end of the fiscal quarter in which the Plan Administrator is notified of the Participant's death. In this case, a Participant's stock credit account shall be converted to cash by multiplying the number of whole and fractional shares of Common Stock to which the Participant's stock credit account is equivalent by the average of the Closing Price of Common Stock on each business day during the last month of the calendar quarter prior to the date of death.

3.9 Withholding Taxes. The Company shall deduct from all distributions under the Plan any taxes required to be withheld by federal, state or local governments.

ARTICLE IV

4.1 Plan Administrator. The Plan Administrator shall have full power and authority to administer the Plan including the power to promulgate forms to be used with regard to the Plan, the power to promulgate rules of Plan administration, the power to settle any disputes as to rights or benefits arising from the Plan, and the power to make such decisions or take such actions as the Plan Administrator, in its sole discretion, deems necessary or advisable to aid in the proper maintenance of the Plan.

ARTICLE V

5.1 Funding. No promise hereunder shall be secured by any specific assets of the Company, nor shall any assets of the Company be designated as attributable or allocated to the satisfaction of such promises. In addition, amounts deferred pursuant to the terms of the Plan and income attributable to such amounts shall remain (until distributed in accordance with the terms of the Plan) solely the property of the Company, subject to the claims of the Company's general creditors.

ARTICLE VI

6.1 Non-alienation of Benefits. No benefit under the Plan shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or charge; and any attempt to do so shall be void. No such benefit shall, prior to receipt thereof by the Participant, be in any manner liable for or subject to the debts, contracts, liabilities, engagements, or torts of the Participant.

6.2 Domestic Relations Orders. If a court of competent jurisdiction determines pursuant to a judgment, order or approval of a marital property settlement agreement that all or any portion of the benefits payable under the Plan to a Participant constitute community property of the Participant and his or her spouse or former spouse (hereafter, the "Alternate Payee") or property which is otherwise subject to division by the Participant and the Alternate Payee, a division of such property shall not constitute a violation of Section 6.1, and any portion of such property may be paid or set aside for payment to the Alternate Payee. The preceding sentence of this Section 6.2, however, shall not create any additional rights and privileges for the Alternate Payee (or the Participant) not already provided under the Plan; in this regard, the Administrator shall have the right to refuse to recognize any judgment, order or approval of a martial property settlement agreement that the Administrator it its sole discretion determines provides for any additional rights and privileges not provided under the Plan, including without limitation provisions relating to form and time of payment.

ARTICLE VII

7.1 Delegation of Administrative Duties. Administrative duties imposed by this Plan may be delegated by the Plan Administrator or the individual charged with such duties.

7.2 Governing Law. This Plan shall be governed by the laws of the State of Delaware.

7.3 Amendment, Modification and Termination of the Plan. The Plan Administrator at any time may terminate and in any respect, amend or modify the Plan.

IN WITNESS WHEREOF, the Board has caused this amended and restated Plan to be executed by a duly authorized officer of the Company this 16th day of July 2004.

SAFEWAY INC.

By: [signature]

Name: Robert A. Gordon

Its: Senior Vice President & General Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safeway Inc.
Incoming letter dated January 17, 2005

The proposal requests that the board take the necessary steps to amend Safeway's governing instruments to provide that at least fifty percent of each board member's compensation be in shares of restricted stock and that each board member must hold those shares until the member retires from the board.

We are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Kurt K. Murao
Attorney-Advisor